EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Nine
	Months
	Ended
	September 30,	Year Ended December 31,
	2010 (1)	2009 (2)	2008 (2)	2007	2006	2005

Earnings (loss) from continuing operations	$(127,135)	$(265,013)	$(282,280)	$928,708	$678,879	$272,478
Add (Deduct):
Income taxes	(24,592)	5,975	68,011	66,855	29,786	26,672
Interest expense	349,132	373,305	385,065	389,844	295,629	176,698

Earnings, as adjusted	$197,405	$114,267	$170,796	$1,385,407	$1,004,294	$475,848

Combined fixed charges and preferred share dividends:
Interest expense	$349,132	$373,305	$385,065	$389,844	$295,629	$176,698
Capitalized interest	41,832	94,205	168,782	123,880	95,635	63,020

Total fixed charges	390,964	467,510	553,847	513,724	391,264	239,718
Preferred share dividends	19,107	25,423	25,423	25,423	25,416	25,416

Combined fixed charges and preferred share dividends	$410,071	$492,933	$579,270	$539,147	$416,680	$265,134

Ratio of earnings, as adjusted, to combined fixed charges and preferred share dividends	0.5	0.2	0.3	2.6	2.4	1.8

(1)	Our fixed charges exceed our earnings, as adjusted, by $212.7 million.

(2)	The loss from continuing operations for 2009 and 2008 includes impairment charges of $495.2 million and $901.8 million, respectively, that are discussed in our Annual Report on Form 10-K. Due to these impairment charges, our combined fixed charges and preferred share dividends exceed our earnings, as adjusted, by $378.7 million and $408.5 million for 2009 and 2008, respectively.